Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 7 DATED MARCH 15, 2017

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016, Supplement No. 1 dated May 19, 2016, Supplement No. 2 dated June 17, 2016, Supplement No. 3 dated August 19, 2016, Supplement No. 4 dated November 16, 2016, Supplement No. 5 dated February 2, 2017 and Supplement No. 6 dated February 17, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	procedures related to the close down of our public offering;

•	updates regarding potential acquisitions in Asheville, North Carolina and Sarasota, Florida;

•	an update regarding termination of a purchase and sale agreement for a property in San Antonio, Texas; and

•	updates to the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of up to $500 million in Class A shares and up to $500 million in Class T shares.

As of March 13, 2017, we had received aggregate gross offering proceeds of approximately $162.4 million in our primary offering, consisting of approximately $123.4 million from the sale of approximately 11.5 million Class A shares and approximately $39.0 million from the sale of approximately 3.7 million Class T shares. As of March 13, 2017, we had also received aggregate gross offering proceeds of approximately $1.7 million from the sale of Class A shares and Class T shares pursuant to our distribution reinvestment plan. As of March 13, 2017, approximately $931 million in shares remained registered for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Procedures Related to the Close Down of our Public Offering

On February 9, 2017, our board of directors approved the close of our primary offering upon us crossing the $200 million threshold. We believe that, when we have fully deployed the funds from our offering and assuming we sell $200 million in our primary offering, we will have a portfolio of approximately $250 to $300 million in properties.

Upon reaching $200 million in our primary offering, we intend to close the primary offering to new subscriptions commencing five business days after reaching the $200 million threshold (the “Close Date”). In connection with the closing, our policy will be to accept subscription agreements only if they are received by our transfer agent, DST Systems, Inc., on or before the close of business on the Close Date. For non-qualified account investments, such accounts must generally be fully funded and in good order no later than the close of business five business days following the Close Date. For qualified account investments, the subscriptions must be in good order no later than the close of business five business days following the Close Date and the funds must be received no later than thirty business days following the Close Date.

Potential Acquisition of Properties in Asheville, North Carolina

On March 2, 2017, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Asheville II Purchase Agreement”) for the acquisition of 2 self storage facilities located in Asheville, North Carolina (the “Asheville II Properties”).

The Asheville II Properties have approximately 850 units and 114,000 net rentable square feet. The purchase price for the Asheville II Properties is approximately $11 million, plus closing costs and acquisition fees. We expect the acquisition of the Asheville II Properties to close in the second quarter of 2017. We expect to fund such acquisition with net proceeds from our public offering.

Pursuant to the Asheville II Purchase Agreement, we will be obligated to purchase the Asheville II Properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Asheville II Properties generally based upon:

•	satisfactory completion of due diligence on the Asheville II Properties and the seller of the Asheville II Properties;

•	approval by our board of directors to purchase Asheville II Properties;

•	satisfaction of the conditions to the acquisition in accordance with the Asheville II Purchase Agreement; and

•	no material adverse changes relating to the Asheville II Properties, the seller of the Asheville II Properties or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Asheville II Properties. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $200,000 in earnest money on the Asheville II Properties.

Other properties may be identified in the future that we may acquire prior to or instead of the Asheville II Properties. Due to the considerable conditions to the consummation of the acquisition of the Asheville II Properties, we cannot make any assurances that the closing of the Asheville II Properties is probable.

Potential Acquisition of Property in Sarasota, Florida

On February 13, 2017, a subsidiary of our sponsor, SmartStop Asset Management, LLC, executed a purchase and sale agreement with an unaffiliated third party (the “Sarasota Purchase Agreement”) for the acquisition of a self storage facility located in Sarasota, Florida (the “Sarasota Property”). On March 1, 2017, we entered into an assignment with our sponsor’s subsidiary in which it assigned the Sarasota Purchase Agreement to one of our subsidiaries.

The Sarasota Property will be a newly converted self storage property that is expected to contain approximately 45,000 net rentable square feet, 485 rental units and 27 RV/Boat Storage spaces. The purchase price for the Sarasota Property is $7.4 million, plus closing costs and acquisition fees. We expect the acquisition of the Sarasota Property to close in the first or second quarter of 2017. We expect to fund such acquisition with net proceeds from our public offering.

Pursuant to the Sarasota Purchase Agreement, we will be obligated to purchase the Sarasota Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Sarasota Property generally based upon:

•	satisfactory completion of due diligence on the Sarasota Property and the seller of the Sarasota Property;

•	the completion of construction of the self storage facility and the issuance of a certificate of occupancy for the Sarasota Property;

•	satisfaction of the conditions to the acquisition in accordance with the Sarasota Purchase Agreement; and

•	no material adverse changes relating to the Sarasota Property, the seller of the Sarasota Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Sarasota Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $125,000 in earnest money on the Sarasota Property.

Other properties may be identified in the future that we may acquire prior to or instead of the Sarasota Property. Due to the considerable conditions to the consummation of the acquisition of the Sarasota Property, we cannot make any assurances that the closing of the Sarasota Property is probable.

Termination of the San Antonio Purchase and Sale Agreement

On August 24, 2016, one of our subsidiaries executed a purchase and sale agreement (the “San Antonio Sale Agreement”) with an unaffiliated third party (the “Buyer”) to sell a self storage facility and industrial warehouse/office space included therein located in San Antonio, Texas (the “San Antonio Property”) for a purchase price of approximately $15.65 million. The Buyer made an earnest money deposit of $250,000.

Under the San Antonio Sale Agreement, the Buyer had the right to terminate the San Antonio Sale Agreement for any reason through September 22, 2017 and to receive a refund of its earnest money. On March 10, 2017, the Buyer delivered written notice to us of its election to terminate the San Antonio Sale Agreement. As a result, the San Antonio Sale Agreement was terminated and we will return the earnest money to the Buyer.

Compensation of Dealer Manager and Participating Broker-Dealers

The second-to-last paragraph under the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus on page 181 our prospectus is replaced in its entirety with the following paragraph:

Our directors and officers, as well as directors, officers and employees of our advisor or its affiliates, including our sponsor and consultants, and participating broker-dealers, their retirement plans, their representatives and their immediate family members, and IRAs and qualified plans of their representatives may purchase Class A shares in our primary offering at a reduced price. The purchase price for such shares is $10.05 per share reflecting the fact that sales commissions and dealer manager fees in the aggregate amount of $1.12 per share are not payable in connection with such sales. The net proceeds to us from such sales made net of commissions is substantially the same as the net proceeds we receive from other sales of shares. Our advisor and its affiliates are expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

The paragraph added to the “Compensation of Dealer Manager and Participating Broker-Dealers” sub-section of the “Plan of Distribution” section of our prospectus by Supplement No. 2 dated June 17, 2016 is replaced in its entirety with the following paragraph:

If an investor purchases Class A shares in our primary offering net of commissions through a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, and if in connection with such purchase the investor must also pay a broker-dealer for custodial or other services relating to holding the shares in the investor’s account, we will reduce the aggregate purchase price of the investor’s Class A shares by the amount of the annual custodial or other fees paid to the broker-dealer in an amount up to $250. Each investor will receive only one reduction in purchase price for such fees and this reduction in the purchase price of our Class A shares is only available for the investor’s initial investment in our Class A common stock. The investor must include the “Request for Custodial Fee Reimbursement Form” with his or her subscription agreement to have the purchase price of the investor’s initial investment in Class A shares reduced by the amount of his or her annual custodial fee.